SEC
Mail Processing
Section

FEB 28 2014

Washington, DC
124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 28644

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Brokerage of Texas, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 S. 5th Street
(No. and Street)

Waco	Texas	76701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jaynes, Reitmeier, Boyd & Therrell, P.C.
(Name – *if individual, state last, first, middle name*)

P.O. Box 7616	Waco	Texas	76714-7616
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

14046856

KW 3/12/14

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/20/14

OATH OR AFFIRMATION

I, Timothy R. Kohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Brokerage of Texas, Ltd., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIM HOWARD
NOTARY PUBLIC
State of Texas
Comm. Exp. 01/07/2018

Signature

Managing Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Insurors.com, Inc.)
Financial Statements and
Supplementary Information
December 31, 2013 and 2012
(With Independent Auditor's Report Thereon)

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Insurors.com, Inc.)

Table of Contents

JRBT

JAYNES REITMEIER BOYD & THERRELL, P.C.
Certified Public Accountants
5400 Bosque Blvd., Ste. 500 | Waco, TX 76710
P.O. Box 7616 | Waco, TX 76714
Main 254.776.4190 | Fax 254.776.8489 | jrbt.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Investors Brokerage of Texas, Ltd.:

We have audited the accompanying financial statements of Investors Brokerage of Texas, Ltd. (the Partnership), a subsidiary of Insurors.com, Inc., which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of income, changes in partners' equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Brokerage of Texas, Ltd., a subsidiary of Insurors.com, Inc., as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Payne, Raitmair, Boyd & Thrall, P.C.

February 12, 2014

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Insurors.com, Inc.)

Statements of Financial Condition

December 31, 2013 and 2012

		2013	2012
Assets			
Cash	$	98,184	386,977
Cash deposit with clearing organization		100,000	100,000
Receivable from clearing organization		1,467	5,164
Other assets		3,463	30,971
	$	203,114	523,112
Liabilities and Partners' Equity			
Payable to affiliates	$	54,227	52,347
Partners' equity		148,887	470,765
	$	203,114	523,112

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Insurors.com, Inc.)

Statements of Income

Years Ended December 31, 2013 and 2012

	2013	2012
Revenue:		
Commissions	$ 801,588	640,159
Interest	8,351	7,305
Other	5,938	7,354
Total revenue	815,877	654,818
Expenses:		
Employee compensation, commissions and benefits	533,470	423,720
Communications	7,448	9,287
Occupancy and equipment	27,252	27,252
Professional fees	12,500	17,496
Clearance fees	18,903	24,510
Other operating expenses	97,592	92,936
Total expenses	697,165	595,201
Income before income taxes	118,712	59,617
Current income taxes	40,590	21,720
Net income	$ 78,122	37,897

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Insurors.com, Inc.)

Statements of Changes in Partners' Equity

Years Ended December 31, 2013 and 2012

Balance, January 1, 2012	$ 432,868
Net income	37,897
Balance, December 31, 2012	470,765
Dividends	(400,000)
Net income	78,122
Balance, December 31, 2013	$ 148,887

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Insurors.com, Inc.)

Statements of Cash Flows

Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net income	$ 78,122	37,897
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in cash deposit with clearing organization	-	50,000
Decrease (increase) in receivable from clearing organization	3,697	(1,820)
Decrease (increase) in other assets	27,508	(3,213)
Increase in payable to affiliates	1,880	19,557
Net cash provided by operating activities	111,207	102,421
Cash flows from financing activities:		
Dividend to partners	(400,000)	-
Net cash used in financing activities	(400,000)	-
Net increase (decrease) in cash	(288,793)	102,421
Cash at beginning of year	386,977	284,556
Cash at end of year	$ 98,184	386,977

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Insurors.com, Inc.)

Notes to Financial Statements

December 31, 2013 and 2012

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

The accompanying financial statements include only the accounts of Investors Brokerage of Texas, Ltd. (the Partnership). The general partner (.1%) is Insurors General Partner, LLC, which is a wholly-owned subsidiary of the limited partner (99.9%), Insurors.com, Inc. Insurors.com, Inc. is wholly-owned by individual shareholders. The Partnership serves as an investment broker-dealer registered with the Securities and Exchange Commission, with the majority of its customers located in the central and south Texas areas.

The Partnership carries no customer cash accounts, margin accounts or credit balances and promptly transmits all customer funds and delivers all securities received in connection with its activities to its clearing broker, Southwest Securities in Dallas, Texas.

(b) Commission Income and Related Expenses

Commission income and related expenses are recorded on a trade date basis as securities transactions occur.

(c) Income Taxes

The Partnership has elected to be taxed as a corporation. The Partnership and its affiliates are included in the consolidated federal income tax return filed by the parent company. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from its affiliates.

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Insurors.com, Inc.)

Notes to Financial Statements
(Continued)

(1) Summary of Significant Accounting Policies (continued)

(c) Income Taxes (continued)

The Partnership recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Partnership records interest related to unrecognized tax benefits and penalties in other operating expenses.

For years before 2010 and 2009, the Partnership is no longer subject to U.S. federal or state income tax examinations, respectively.

(d) Advertising Expense

The Partnership expenses the costs of advertising as incurred. Advertising expense for 2013 and 2012 totaled $1,812 and $1,390, respectively.

(e) Use of Estimates

Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) Retirement Plan

The Partnership participates in the retirement plan (the Plan) of a related company which covers substantially all employees. The Plan has a 401(k) provision which allows employees with at least one year and 1,000 hours of service to make contributions.

Employee contributions can be matched at the discretion of the Plan sponsor. However, there was no match of the employee contributions for the 401(k) plan for the years ended December 31, 2013 and 2012. The Partnership did make discretionary contributions of $33,452 and $25,621 to the Plan for the years ended December 31, 2013 and 2012, respectively.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Insurors.com, Inc.)

Notes to Financial Statements
(Continued)

(3) Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Partnership carries all accounts on a fully disclosed basis and is required to maintain net capital of at least $50,000 under Rule 15c3-1(a)(2). At December 31, 2013, the Partnership had net capital of $145,424, which was $95,424 in excess of its required net capital. The Partnership's ratio of aggregate indebtedness to net capital was 0.37 to 1.

(4) Related Party Transactions

Insurors Opportunity, Ltd. and Insurors of Texas General Agency, Ltd., related entities of the Partnership, charge the Partnership for various office space, accounting services and payroll processing and pay all employees and other miscellaneous services for the Partnership. The partners are in a position to, and in the future may, influence the amount of payroll and administrative overhead charges to the Partnership. Following is a summary of the expenses related to services performed by Insurors Opportunity, Ltd. and Insurors of Texas General Agency, Ltd.:

		2013	2012
Employee compensation, commissions and benefits	$	533,470	423,720
Occupancy and equipment		27,252	27,252
Information technology services		13,956	10,620
Management and administration fee		37,080	37,080

(5) Supplemental Cash Flow Information

The Partnership paid $31,000 and $10,000 in income taxes to one of its affiliates in 2013 and 2012, respectively. The Partnership received no income tax refund in 2013, but did receive an income tax refund for $4,800 in 2012.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Insurors.com, Inc.)

Notes to Financial Statements
(Continued)

(6) Business and Credit Concentrations

The Partnership, at December 31, 2012 and periodically throughout the years 2013 and 2012, has maintained balances in deposit accounts at a financial institution in excess of federally insured limits.

(7) Income Taxes

Income taxes for the years ended December 31, 2013 and 2012 consist of the following:

	2013	2012
U.S. federal	$ 40,300	21,419
State	290	301
	$ 40,590	21,720

(8) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through February 12, 2014, the date at which the financial statements were available to be issued, and determined that there are no items to disclose.

Supplementary Information

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Insurors.com, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2013

Net capital:		
Total partners' equity	$	148,887
Deductions:		
Non-allowable assets - other assets		(3,463)
Net capital	$	145,424
Aggregate indebtedness, as reported on the accompanying statement of financial condition	$	54,227
Minimum net capital required	$	50,000
Net capital in excess of requirements		95,424
Net capital	$	145,424
Net capital, less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	85,424
Ratio aggregate indebtedness to net capital		0.37:1

There are no material differences between the preceding computation and the Partnership's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013.

See accompanying independent auditor's report.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Insurors.com, Inc.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2013

The Partnership claims exemption under Rule 15c3-3(k)(2)(ii) relating to the reserve requirements of Rule 15c3-3.

See accompanying independent auditor's report.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Insurors.com, Inc.)

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2013

The Partnership claims exemption under Rule 15c3-3(k)(2)(ii) relating to the possession or control filing requirements of Rule 15c3-3.

See accompanying independent auditor's report.

JAYNES REITMEIER BOYD & THERRELL, P.C.
Certified Public Accountants
5400 Bosque Blvd., Ste. 500 | Waco, TX 76710
P.O. Box 7616 | Waco, TX 76714
Main 254 776.4190 | Fax 254 776.8489 | jrbt.com

Independent Accountant's Report on Applying Agreed-Upon Procedures

The Board of Directors
Investors Brokerage of Texas, Ltd.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Investors Brokerage of Texas, Ltd. (the Partnership) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger noting no differences.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in the Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. There were no adjustments reported in the Form SIPC-7.

4. We proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7, noting no differences.

5. There was no overpayment applied to the current assessment with the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jaynes, Reitmeier, Boyd & Therrell, P.C.

February 12, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028644 FINRA DEC
INVESTORS BROKERAGE OF TEXAS LTD 17*17
225 S 5TH ST
WACO TX 76701-2112

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 447.64

B. Less payment made with SIPC-6 filed (exclude interest) (224.84)
7/19/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 222.80

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 222.80

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 222.80

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Investors Brokerage of Texas Ltd.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Principal
(Title)

Dated the 23rd day of January, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 815,877
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	613,510
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	18,903
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	4,407
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	636,820
2d. SIPC Net Operating Revenues	$ 179,057
2e. General Assessment @ .0025	$ 447.64

(to page 1, line 2.A.)

JRBT

JAYNES REITMEIER BOYD & THERRELL, P.C.
Certified Public Accountants
5400 Bosque Blvd., Ste. 500 I Waco, TX 76710
P.O. Box 7616 I Waco, TX 76714
Main 254.776.4190 I Fax 254.776.8489 I jrbt.com

The Board of Directors and Management
Investors Brokerage of Texas, Ltd.:

In planning and performing our audit of the financial statements of Investors Brokerage of Texas, Ltd. (the Partnership), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joyner, Raitmair, Boyd & Thurell, P.C.

February 12, 2014

JRBT

CERTIFIED PUBLIC ACCOUNTANTS

Austin
3415 Greystone Dr
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